

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

<u>Via E-mail</u>
Perry Lewis
Chief Executive Officer
Shire Warwick Lewis Holdings Inc.
468 Church Lane
London, United Kingdom NW9 8UA

  Re: Shire Warwick Lewis Holdings Inc.
    Form 8-K
    Filed September 19, 2014
    File No. 000-53927

Dear Mr. Lewis:

  We issued comments on the above captioned filing(s) on October 9, 2014. On November 24, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 if you have any questions.

        Sincerely,

        /s/ Larry Spirgel

        Larry Spirgel
        Assistant Director